BRITISH
COLUMBIA

Number: C0725704

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that ENTREE GOLD INC. changed its name to ENTREE RESOURCES LTD. on May 9, 2017 at 08:20 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On May 9, 2017

CAROL PREST
Registrar of Companies
Province of British Columbia
Canada

ELECTRONIC CERTIFICATE